Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total’s Corporate Venture Acquires an Interest in Gevo
an innovative company developing bio-products
Paris, April 30, 2009 — Total announces that it has acquired an interest in Gevo, a Denver-based company developing a portfolio of bio-products for the transportation fuel and chemicals markets.
Created in 2005, Gevo is developing an innovative technology to convert sugars derived from biomass into higher alcohols and hydrocarbons. Gevo plans to start marketing these products, currently in the development phase, in 2011.
Total’s investment is part of a new share issue, subscribed in part by Total and, for the remaining part, primarily by existing shareholders. After the capital increase, which will finance the next stages in the company’s growth, Total will be a core shareholder.
This investment is part of Total’s recently initiated corporate venture activity.
Total and Corporate Venture
Total’s corporate venture investments are designed to support businesses developing innovative technologies and business models in areas such as renewable and alternative energies, energy efficiency and waste-to-energy processes, etc., that help to meet the challenges of the energy transition. These investments primarily consist of acquiring minority interests in start-up companies during capital increases to help finance their ongoing growth.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com